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As Filed With the Securities and Exchange Commission on February 19, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TRIPATH TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)	77-0407364 (I.R.S. Employer Identification No.)

3900 Freedom Circle
Santa Clara, California 95054
(408) 567-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dr. Adya S. Tripathi
President and Chief Executive Officer
TRIPATH TECHNOLOGY INC.
3900 Freedom Circle
Santa Clara, California 95054
(408) 567-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
JOHN FOGG, ESQ.
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, CA 94301-1825
(650) 833-2000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Offering Price Per Share	Aggregate Offering Price	Amount of Registration Fee(1)

Common Stock, $0.001 par value	14,418,960 shares(2)	$1.50	$21,628,440	$1,990

Common Stock, $0.001 par value	2,883,800 shares(3)	$1.95	$5,623,410	$517

  (1)
  Fee calculated pursuant to Rule 457(o) of the Securities Act of 1933.
  (2)
  Includes 419,960 shares issuable upon exercise of underlying warrants issued to selling stockholders.
  (3)
  Issuable upon exercise of underlying warrants issued to selling stockholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities Exchange Commission, acting pursuant to such Section 8(a), may determine.

Subject to Completion, dated February    , 2002

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

17,302,760 Shares

Common Stock

        This prospectus relates to the offering of shares of common stock of Tripath Technology Inc. (the "Company" or "Tripath") issuable upon the conversion of 699,950 shares of Series A Convertible Preferred Stock (the "Series A Preferred" or "Series A Preferred Stock") and upon the exercise of warrants to purchase 165,188 shares of Series A Preferred (the "Series A Preferred Warrants"). In connection with the sale of Series A Preferred Stock and the Series A Preferred Warrants, we entered into a registration rights agreement on January 24, 2002 in which we agreed to file a registration statement covering the registration of the 17,302,760 shares of common stock issuable upon conversion of the Series A Preferred Stock and exercise of the Series A Preferred Warrants which will convert into warrants to purchase Common Stock.

        These shares of Tripath common stock may be offered by any of the selling stockholders identified on page 17 of this prospectus in the section entitled "Selling Stockholders." We will receive no part of the proceeds of any sale made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

        The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may be effected in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to the prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

        The shares of Tripath are included for quotation in the Nasdaq National Market under the symbol "TRPH" On February 15, 2002, the reported closing price of Tripath common stock in the Nasdaq National Market was $1.74 per share.

        SEE 'RISK FACTORS' ON PAGES 5 TO 15 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF TRIPATH.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February    , 2002.

        We have not authorized any dealer, sales person or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which such action is unlawful. The information in this prospectus is current and accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

        We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. Information in this prospectus should not be considered legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advise regarding an investment in the common stock and warrants.

        The terms "Tripath," "we," "us," "our," and the "company" refer only to Tripath Technology Inc.

DISCLOUSRE REGARDING FORWARD-LOOKING INFORMATION

        Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. We have based these forward-looking statements on our current expectations and projections about future events; however, business and operations are subject to a variety of risks and uncertainties, including those listed under "Risk Factors" and elsewhere in this prospectus and documents incorporated by reference, and consequently, actual results may materially differ from those projected by any forward-looking statements. You should not place undue reliance on these forward-looking statements.

i

PROSPECTUS SUMMARY

        This summary may not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered in this offering, our financial statements and notes thereto incorporated by reference in this prospectus.

Our Business

        Tripath designs and sells amplifiers based on our proprietary technology, which we call Digital Power Processing, that enables us to provide significant performance, power efficiency, size, weight and cost advantages over traditional amplifier technology.

        We target applications where high signal quality and power efficiency are important. We currently provide amplifiers for several audio electronics markets. These markets include:

  •
  consumer audio applications such as DVD players;

  •
  home theater systems;

  •
  Internet appliances;

  •
  gaming consoles;

  •
  computer audio applications, and

  •
  automotive audio applications, including dashboard and trunk units.

        We have begun offering amplifiers for use in digital subscriber line, or DSL, equipment. We are also developing amplifiers for digital wireless handsets, and base stations to increase talk time and battery life.

        We believe that one of our key competitive advantages is our broad base of patented core technologies, which are comprised of innovative adaptive and predictive signal processing techniques. These processing techniques are derived from algorithms used in communications theories. These unique techniques are derived from a confluence of four primary disciplines in:

  •
  mixed signal circuit design;

  •
  DSP algorithm development;

  •
  power semiconductor circuit design; and

  •
  packaging design.

        We intend to continue to build and improve on these four primary technology foundations as our Company expands its product reach into other markets and industries.

        Our research and development efforts are focused on developing products based on our Digital Power Processing technology for high growth markets, such as the DSL and wireless communications. In addition, we continue to develop new products for the audio electronics market. As of December 31, 2001, our research and development staff consisted of 53 employees, many of whom have experience across multiple engineering disciplines. In 1999, 2000 and 2001, our research and development expenses were approximately $18.3 million, $26.1 million and $19.9 million, respectively.

        As a "fabless" semiconductor company, we contract with third party semiconductor fabricators to manufacture the silicon wafers based on our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also contract with third party assembly and test houses to assemble and package our die and conduct final product testing.

        We rely on our direct sales force, independent sales representatives and distributors to penetrate each of our key target markets. Our sales headquarters is located in Santa Clara, California. In addition, we market and sell our products at our regional offices located in Japan and Taiwan, as well as through representatives and independent distributors in Europe, the Middle East and Asia. Our sales force, together with our engineering and technical staff, works closely with customers to integrate our amplifiers into their products. We believe that close working relationships with customers will help us to achieve design wins and ultimately achieve high volume production.

        Our marketing strategy is to target existing and potential customers who are industry leaders in the audio electronics, DSL communications and wireless communications markets. Currently, our marketing team has a product and market segment-based focus, divided among integrated audio products and module-based driver products, and separately divided among the personal computer, Internet appliance and automotive audio markets.

        We currently compete directly with audio amplifier and DSL line driver suppliers. Our principal competitors in the audio amplifier market include Apogee Technology, Inc., National Semiconductor Corporation, Philips Electronics, Sanyo Semiconductor Corporation, STMicroelectronics Group, Texas Instruments Incorporated and Toshiba Corporation. In addition, a number of companies, such as Cirrus Logic Inc. have announced their intention to enter this market. We have been active in the audio amplifier market since our inception and we believe that we maintain a strong competitive position. In the DSL line driver market, we currently estimate that we compete with the following four companies: Analog Devices, Inc., Elantec Semiconductor, Inc., Linear Technology Corporation and Texas Instruments Incorporated. This is a new market for us in which many of our competitors have longer operating histories.

        We believe that the principal factors of competition in these markets are product capabilities; level of integration; reliability; price; power consumption; time-to-market; system cost; intellectual property; customer support; and reputation. In each of these markets, we believe that our main competitive advantages are our product capabilities, low power consumption, and level of integration. However, many of our competitors are large public companies that have longer operating histories and significantly greater resources than us. As a result, these competitors may compete favorably on factors such as price, customer support and reputation.

        We rely primarily on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary technologies and processes. We have fourteen issued United States patents and have filed an additional 22 United States patent applications which are pending. In addition, we have five international patents issued and an additional 78 international patents pending. We expect to continue to file patent applications where appropriate to protect our proprietary technologies.

        As of December 31, 2001, we had 80 full-time employees, including 53 employees engaged in research and development, 10 engaged in sales and marketing, and 17 engaged in general administration activities. Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe our employee relations are good.

        We were incorporated in California in July 1995, and reincorporated in Delaware in July 2000. As of December 31, 2001, we had an accumulated deficit of $138.1 million, and we expect to continue to incur losses and may not become profitable. We currently rely on sales of two products for a significant portion of our revenue, and the failure of either of these products to be successful in the future could substantially reduce our sales.

        Our principal offices are located at 3900 Freedom Circle, Santa Clara, California 95054. Our telephone number is (408) 567-3000. Our website is www.tripath.com, but the information on our website does not constitute a part of this prospectus.

The Offering

        The following is a brief summary of certain terms of this offering.

Issuer	Tripath Technology Inc. ("Tripath")
Common stock offered by Tripath
Up to 17,302,760 shares of common stock, which includes (i) 13,999,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and (ii) 3,303,760 shares of common stock issuable upon exercise of warrants held by selling stockholders.
The 3,303,760 shares issuable upon exercise of warrants may be offered for resale by this prospectus by selling stockholders or their transferees.
Common stock to be outstanding
Up to 44,608,023 shares of common stock, based on shares outstanding as of February 8, 2002 and including the common stock registered in this offering. In calculating the number of shares of common stock to be outstanding after this offering, we did not include certain shares issuable upon exercise of options and warrants described below.
Use of proceeds
We will not receive any of the proceeds of the resale of shares of common stock by selling stockholders. We will, however, receive proceeds from the sale of shares and shares issuable upon exercise of warrants by selling stockholders, and we intend to use these net proceeds for general corporate purposes.
Registration rights
We have agreed to keep this registration statement, of which this prospectus forms a part, effective for a period of four years (or such time as all shares of common stock and warrant shares have been sold by the purchasers). We have also agreed to apply to cause the shares of common stock to be listed on the Nasdaq National Market.
Nasdaq National Market symbol	TRPH

        The number of shares of our common stock outstanding after the offering is based on shares outstanding as of February 8, 2002. This number does not include:

  •
  9,046,515 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans, including our 2000 Stock Plan, as amended in August 2001, as of February 8, 2002 at a weighted average exercise price of $4.67;

  •
  1,410,585 shares of common stock reserved and available for future issuance under our equity incentive plans as of February 8, 2002, including our 2000 Stock Plan, as amended in August 2001; and

  •
  25,000 shares of common stock issuable upon exercise of warrants outstanding as of February 8, 2002 at a weighted average exercise price of $4.02, not including the warrants registered under the registration statement of which this prospectus is a part.

  •
  413,000 shares of common stock reserved for issuance under the Employee Stock Purchase Plan.

Summary Consolidated Financial Data
(in thousands, except per share data)

        You should read the following summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference in this prospectus.

	December 31,
	1997	1998	1999	2000	2001
Statement of Operations Data:
Revenue	$—	$180	$648	$9,300	$13,541
Cost of revenue	—	196	2,463	11,347	11,948

Gross profit (loss)	—	(16)	(1,815)	(2,047)	1,593

Operating expenses:
Research and development	2,055	8,162	18,320	26,074	19,913
Selling, general and administrative	1,158	26,481	12,935	14,772	8,664
Restructuring charges	—	—	—	—	684

Total operating expenses	3,213	34,643	31,255	40,846	29,261

Loss from operations	(3,213)	(34,659)	(33,070)	(42,893)	(27,668)
Interest and other income, net	442	1,002	1,368	1,626	687

Net loss	$(2,771)	$(33,657)	$(31,702)	$(41,267)	$(26,981)

Basic and diluted net loss per share	$(0.28)	$(3.32)	$(2.98)	$(2.34)	$(1.00)

Number of shares used to compute basic and diluted net loss per share	9,844	10,143	10,624	17,625	27,009

	December 31,
	1997	1998	1999	2000	2001
Balance Sheet Data:
Cash, cash equivalents, short-term investments and restricted cash	$16,125	$33,955	$17,403	$36,515	$5,097
Working capital	15,952	34,029	17,081	36,160	12,854
Total assets	17,244	37,391	22,634	47,111	22,160
Convertible preferred stock	21,127	49,611	49,611	—	—
Total stockholders' equity (deficit)	(4,172)	(13,427)	(30,262)	40,088	15,347

RISK FACTORS

        You should carefully consider the risks described below and the other information in this prospectus and in the documents incorporated by reference in this prospectus before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition and operating results, as well as adversely affect the value of an investment in our common stock.

Risks Related to our Business

If we do not obtain stockholder approval for the conversion into common stock of the securities issued in the financing we closed in January 2002, the investors will be able to redeem their investment and we may not be able to continue as a going concern.

        Our stockholders are required to approve the conversion into common stock of the securities issued in the financing we closed on January 24, 2002. If they do not approve the conversion within 45 days of the closing, the investors will have the right to redeem the shares they purchased for their purchase price plus three percent interest per annum. If investors elected to redeem their shares and we are unable to find additional financing to fund the redemption, we will have insufficient capital to fund our operations. Without sufficient capital to fund our operations we will no longer be able to continue as a going concern. As a result of these circumstances, our independent accountants' opinion on our consolidated financial statements includes an explanatory paragraph indicating that these matters raise substantial doubt about our ability to continue as a going concern.

Our limited operating history and dependence on new technologies make it difficult to evaluate our future products.

        We were incorporated in July 1995 but did not begin shipping products until 1998. Many of our products have only recently been introduced. Accordingly, we have limited historical financial information and operating history upon which you may evaluate us and our products. Our prospects must be considered in the light of the risks, challenges and difficulties frequently encountered by companies in their early stage of development, particularly companies in intensely competitive and rapidly evolving markets such as the semiconductor industry. We cannot be sure that we will be successful in addressing these risks and challenges.

We have a history of losses, expect future losses and may never achieve or sustain profitability.

        As of December 31, 2001, we had an accumulated deficit of $138.1 million. We incurred net losses of approximately $27.0 million for year ended December 31, 2001 and $41.3 million in 2000 and $31.7 million in 1999. We expect to continue to incur net losses and these losses may be substantial. Furthermore, we expect to generate significant negative cash flow in the future. We will need to generate substantially higher revenue to achieve and sustain profitability and positive cash flow. Our ability to generate future revenue and achieve profitability will depend on a number of factors, many of which are described throughout this section. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, our share price and the value of your investment would likely decline.

We will likely need to raise additional capital to continue to grow our business.

        Because we have had losses we have funded our operating activities to date from the sale of securities, including our most recent financing in January 2002. We believe that, taking into account our recent financing and cost cutting measures and anticipated future burn rate, our existing cash and cash equivalent balances, together with cash generated by our operations, if any, will be sufficient to take us to profitability. However, in order to grow our business significantly, we will likely need additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all.

Moreover, additional equity financing, if available, would likely be dilutive to the holders of our common stock, and debt financing, if available, would likely involve restrictive covenants. If we cannot raise sufficient additional capital, it would adversely affect our ability to achieve our business objectives and to continue as a going concern.

We must continue to reduce our costs and improve our margins in order to reach profitability.

        The market for our products is extremely competitive and is characterized by aggressive pricing. As a result, margins in our market are often low. Traditionally, we have experienced low or even negative margins. In order to reach profitability we must continue to increase our margins by reducing the cost of our products.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause our share price to decline.

        Our quarterly operating results have fluctuated significantly in the past and are likely to continue to do so in the future. The many factors that could cause our quarterly results to fluctuate include:

  •
  level of sales;

  •
  mix of high and low margin products;

  •
  availability and pricing of wafers;

  •
  timing of introducing new products, including lower cost versions of existing products; fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products; and

  •
  rate of development of target markets.

        A large portion of our operating expenses, including salaries, rent and capital lease expenses, are fixed. If we experience a shortfall in revenues relative to our expenses, we may be unable to reduce our expenses quickly enough to off set the reduction in revenues during that accounting period, which would adversely affect our operating results.

        Fluctuations in our operating results may also result in fluctuations in our common stock price. If the market price of our stock is adversely affected, we may experience difficulty in raising capital or making acquisitions. In addition, we may become the object of securities class action litigation.

        As a result, we do not believe that period-to-period comparisons of our revenues and operating results are necessarily meaningful. You should not rely on the results of any one quarter as an indication of future performance.

Our customers may cancel or defer product orders, which could result in excess inventory.

        Our sales are generally made pursuant to individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty. Thus, orders in backlog may not result in future revenue. In the past we have had cancellations and deferrals by customers. Any cancellation or deferral of product orders could result in us holding excess inventory, which could seriously harm our profit margins and restrict our ability to fund our operations. We recognize revenue upon shipment of products to the end customer. Although we have not experienced customer refusals to accept shipped products or material difficulties in collecting accounts receivable, such refusals or collection difficulties could result in significant charges against income, which could seriously harm our revenues and our cash flow.

Industry-wide overcapacity has caused and may continue to cause our results to fluctuate and such shifts could result in significant inventory write-downs and adversely affect our relationships with our suppliers.

        We must build inventory well in advance of product shipments. Because the semiconductor industry is highly cyclical and in light of the current downturn, which has resulted in excess capacity and overproduction, there is a risk that we will forecast inaccurately and produce excess inventories of our products. As a result of such inventory imbalances, future inventory write-downs may occur due to lower of cost or market accounting, excess inventory or inventory obsolescence. In addition, any adjustment in our ordering patterns resulting from increased inventory may adversely affect our suppliers' willingness to meet our demand, if our demand increases in the future.

Our product shipment patterns make it difficult to predict our quarterly revenues.

        As is common in our industry, we frequently ship more product in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. This pattern is likely to continue. The concentration of sales in the last month of the quarter may cause our quarterly results of operations to be more difficult to predict. Moreover, if sufficient business does not materialize or a disruption in our production or shipping occurs near the end of a quarter, our revenues for that quarter could be materially reduced.

We rely on a small number of customers for a significant portion of our revenue and a decrease in revenue from these customers could seriously harm our business.

        A relatively small number of customers have accounted for a significant portion of our revenues to date. Any reduction or delay in sales of our products to one or more of these key customers could seriously reduce our sales volume and revenue. In particular, sales to Solectron Technology (formerly Natsteel Electronics Corp.), a subcontractor for Apple Computer and Komatsu Semiconductor Corporation, the purchasing agent for Sony Corporation and Aiwa, accounted for 21% and 42%, respectively, of total revenue for the year ended December 31, 2001 and 19% and 60%, respectively, of total revenue in 2000. Moreover, sales to our five largest customers represented approximately 85% of our total revenue for the year ended December 31, 2001, 88% of our revenue in 2000 and 81% of our revenue in 1999. We expect that we will continue to rely on the success of our largest customers and on our success in selling our existing and future products to those customers in significant quantities. We cannot be sure that we will retain our largest customers or that we will be able to obtain additional key customers.

We currently rely on sales of three products for a significant portion of our revenue, and the failure of these products to be successful in the future could substantially reduce our sales.

        We currently rely on sales of our TA2020, TA2022 and TA1101 digital audio amplifiers to generate a significant portion of our revenue. Sales of these products amounted to 89% of our revenue for the year ended December 31, 2001, 93% of our revenue in 2000 and 53% of our revenue in 1999. We have developed additional products and plan to introduce more products in the future but there can be no assurance that these products will be commercially successful. Consequently, if our existing products are not successful, our sales could decline substantially.

Our lengthy sales cycle makes it difficult for us to predict if or when a sale will be made and to forecast our revenue and budget expenses, which may cause fluctuations in our quarterly results.

        Because of our lengthy sales cycles, we may experience a delay between increasing expenses for research and development, sales and marketing, and general and administrative efforts, as well as increasing investments in inventory, and the generation of revenue, if any, from such expenditures. In addition, the delays inherent in such lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in the loss of anticipated sales by us. Our new products are generally incorporated into our customers' products or systems at the design stage. To endeavor to have our products selected for design into new products of current and potential customers, commonly referred to as design wins, often requires significant expenditures by us without any assurance of success. Once we have achieved a design win, our sales cycle will start with the test and evaluation of our products by the potential customer and design of the customer's equipment to incorporate our products. Generally, different parts have to be redesigned in order to incorporate our devices successfully into our customers' products. The sales cycle for the test and evaluation of our products can range from a minimum of three to six months, and it can take a minimum of an additional six to nine months before a customer commences volume production of equipment that incorporates our products. Achieving a design win provides no assurance that such customer will ultimately ship products incorporating our products or that such products will be commercially successful. Our revenue or prospective revenue would be reduced if a significant customer curtails, reduces or delays orders during our sales cycle, or chooses not to release products incorporating our products.

The current downturn in the semiconductor industry has lead and may continue to lead to decreased revenue.

        During 2001, slowing worldwide demand for semiconductors has resulted in significant inventory buildups for semiconductor companies. Presently, we have no visibility regarding how long the semiconductor industry downturn will last or how severe the downturn will be. If the downturn continues or worsens, we may experience greater levels of cancellations and/or pushouts of orders for our products in the future.

We may experience difficulties in the introduction of new or enhanced products that could result in significant, unexpected expenses or delay their launch, which would harm our business.

        Our failure or our customers' failure to develop and introduce new products successfully and in a timely manner would seriously harm our ability to generate revenues. Consequently, our success depends on our ability to develop new products for existing and new markets, introduce such products in a timely and cost-effective manner and to achieve design wins. The development of these new devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products.

        The successful introduction of a new product may currently take up to 18 months. Successful product development and introduction depends on a number of factors, including:

  •
  accurate prediction of market requirements and evolving standards;

  •
  accurate new product definition;

  •
  timely completion and introduction of new product designs;

  •
  availability of foundry capacity;

  •
  achieving acceptable manufacturing yields; and

  •
  market acceptance of our products and our customers' products.

If we are unable to retain key personnel, we might not be able to operate our business successfully.

        We may not be successful in retaining executive officers and other key management and technical personnel. The competition for such employees is intense, particularly in Silicon Valley and particularly for experienced mixed-signal circuit designers, systems applications engineers and experienced executive personnel. A high level of technical expertise is required to support the implementation of our technology in our existing and new customers' products. In addition, the loss of the management and technical expertise of Dr. Adya Tripathi, our founder, president and chief executive officer, could seriously harm us. We do not have any employment contracts with our employees.

Our headquarters, as well as the facilities of our principal manufacturers and customers are located in geographic regions with increased risks of power supply failure, natural disasters, labor strikes and political unrest.

        Our headquarters is located in Santa Clara, California, an area on or near a known earthquake fault within the state. In addition, businesses within the State of California are currently experiencing a shortage of available electrical power which has resulted in electrical blackouts. In the event these blackouts continue or increase in severity, they could disrupt the operations of our facilities within the state.

        Our principal manufacturers and customers are located in the Pacific Rim region. The risk of earthquakes in this region, particularly in Taiwan, is significant due to the proximity of major earthquake fault lines. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region likely would result in the disruption of our foundry partners' assembly and testing capacity and the ability of our customers to purchase our products. Labor strikes or political unrest in these regions would likely also disrupt operations of our foundries and customers. In particular, there is a recent history of political unrest between China and Taiwan. Any disruption resulting from such events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly and testing from the affected contractor to another third party vendor. We cannot be sure that such alternative capacity could be obtained on favorable terms, if at all. Moreover, any such disruptions could also cause significant decreases in our sales to these customers until our customers resume normal purchasing volumes.

Stockholders will incur additional dilution upon the exercise of warrants, and management will have sole discretion to use the proceeds received from exercise of these warrants.

        To the extent that the warrants are exercised, there will be additional dilution to your shares. If all of the warrants are exercised, we will be required to issue an additional 3,303,760 shares of common stock, or approximately 12.1% of the common stock outstanding as of February 8, 2002. If all of the warrants are exercised in full, we would receive approximately $6.3 million in proceeds. Our management will have sole discretion over use of these proceeds and may spend the proceeds in ways with which our stockholders may not agree.

The market may be adversely affected due to the large number of shares eligible for sale under this registration statement.

        The shares of common stock eligible for sale under this registration statement represent a large percentage of our outstanding common stock. The market for the shares may be adversely affected as a result of sales of a large number of shares in the market or the perception that large sales may occur.

We may not maintain NASDAQ National Market listing requirements.

        To maintain the listing of our common stock on The Nasdaq National Market we are required to meet certain listing requirements, including a minimum bid price of $1.00 per share. If our stock is traded below the $1.00 minimum bid price for 30 consecutive business days, we will receive a deficiency notice and will have a grace period of 90 calendar days to cure the deficiency by meeting the $1.00 per share trading price for 10 consecutive days. There can be no assurance that we will maintain compliance with the minimum bid price. If we fail to meet the minimum bid price for 10 consecutive days during the grace period our common stock may be delisted from The NASDAQ National Market. Even if we are able to comply with the minimum bid requirement, there is no assurance that in the future we will continue to satisfy NASDAQ listing requirements, with the result that our common stock may be delisted from The NASDAQ National Market. Should our common stock be delisted from The NASDAQ National Market, it would likely be traded on The NASDAQ Small Cap Market, and if delisted from The NASDAQ Small Cap Market, would likely be traded on the so-called "pink sheets" or the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc. Consequently, it would likely be more difficult to trade in or obtain accurate quotations as to the market price of our common stock. Delisting of our common stock could materially adversely affect the market price, the market liquidity of our common stock and our ability to raise necessary capital.

Risks Related to Manufacturing

        We depend on two outside foundries for our semiconductor device manufacturing requirements.

        We do not own or operate a fabrication facility, and substantially all of our semiconductor device requirements are currently supplied by two outside foundries, United Microelectronics Corporation, or UMC, in Taiwan and STMicroelectronics Group in Europe. Although we primarily utilize these two outside foundries, most of our components are not manufactured at both foundries at any given time. As a result, each foundry is a sole source for certain products. There are significant risks associated with our reliance on outside foundries, including:

  •
  the lack of guaranteed wafer supply;

  •
  limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

  •
  the unavailability of or delays in obtaining access to key process technologies.

        In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies.

        We provide our foundries with continuous forecasts of our production requirements; however, the ability of each foundry to provide us with semiconductor devices is limited by the foundry's available capacity. In many cases, we place our orders on a purchase order basis, and foundries may allocate capacity to the production of other companies' products while reducing the deliveries to us on short notice. In particular, foundry customers that are larger and better financed than us or that have long-term agreements with our foundries may cause such foundries to reallocate capacity in a manner adverse to us.

        If we use a new foundry, several months would be typically required to complete the qualification process before we can begin shipping products from the new foundry. In the event either of our current foundries suffers any damage or destruction to their respective facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. Even our current outside foundries would need to have certain manufacturing processes qualified in the event of disruption at another foundry, which we may not be able to accomplish in a timely enough manner to prevent an interruption in supply of the affected products.

        If we encounter shortages or delays in obtaining semiconductor devices for our products in sufficient quantities when required, delivery of our products could be delayed, resulting in customer dissatisfaction and decreased revenues.

We depend on third-party subcontractors for most of our semiconductor assembly and testing requirements and any unexpected interruption in their services could cause us to miss scheduled shipments to customers and to lose revenues.

        Semiconductor assembly and testing are complex processes, which involve significant technological expertise and specialized equipment. As a result of our reliance on third-party subcontractors for assembly and testing of our products, we cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the costs of manufacture, assembly or testing of our products. Almost all of our products are assembled and tested by one of five subcontractors: AMBIT Microsystems Corporation in Taiwan, ST Assembly Test Services Ltd. in Singapore, Amkor Technology, Inc. in the Philippines, ASE in Korea, Malaysia and the Philippines and ISE Labs Assembly in the United States. We do not have long-term agreements with any of these suppliers and retain their services on a per order basis. The availability of assembly and testing services from these subcontractors could be adversely affected in the event a subcontractor suffers any damage or destruction to their respective facilities, or in the event of any other disruption of assembly and testing capacity. Due to the amount of time normally required to qualify assemblers and testers, if we are required to find alternative manufacturing assemblers or testers of our components, shipments could be delayed. Any problems associated with the delivery, quality or cost of our products could seriously harm our business.

Failure to transition our products to more effective and/or increasingly smaller semiconductor chip sizes and packaging could cause us to lose our competitive advantage and reduce our gross margins.

        We evaluate the benefits, on a product-by-product basis, of migrating to smaller semiconductor process technologies in order to reduce costs and have commenced migration of some products to smaller semiconductor processes. We believe that the transition of our products to increasingly smaller semiconductor processes will be important for us to reduce manufacturing costs and to remain competitive. Moreover, we are dependent on our relationships with our foundries to migrate to smaller semiconductor processes successfully. We cannot be sure that our future process migrations will be achieved without difficulties, delays or increased expenses. Our gross margins would be seriously harmed if any such transition is substantially delayed or inefficiently implemented.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

        We currently obtain almost all of our manufacturing, assembly and test services from suppliers located outside the United States and may expand our manufacturing activities abroad. Approximately 94% of our total revenue for the year ended December 31, 2001 was derived from sales to independent customers based outside the United States. In 2000 and 1999, 93% and 95%, respectively, of our total revenue was derived from sales to independent customers based outside of the United States. In addition, we often ship products to our domestic customers' international manufacturing divisions and subcontractors.

        Accordingly, we are subject to risks inherent in international operations, which include:

  •
  political, social and economic instability;

  •
  trade restrictions and tariffs;

  •
  the imposition of governmental controls;

  •
  exposure to different legal standards, particularly with respect to intellectual property;

  •
  import and export license requirements;

  •
  unexpected changes in regulatory requirements;

  •
  difficulties in collecting receivables; and

  •
  potentially adverse tax consequences.

        All of our international sales to date have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Conversely, a decrease in the value of the U.S. dollar relative to foreign currencies would increase the cost of our overseas manufacturing, which would reduce our gross margins.

Risks Related to our Product Lines

Our ability to achieve revenue growth will be harmed if we are unable to persuade electronic systems manufacturers to adopt our new amplifier technology.

        We face difficulties in persuading manufacturers to adopt our products using our new amplifier technology. Traditional amplifiers use design approaches developed in the 1930s. These approaches are still used in most amplifiers and engineers are familiar with these design approaches. In order to adopt our products, manufacturers and engineers must understand and accept our new technology. To take advantage of our products, manufacturers must redesign their systems, particularly components such as the power supply and heat sinks. Manufacturers must work with their suppliers to obtain modified components and they often must complete lengthy evaluation and testing. In addition, our amplifiers are often more expensive as components than traditional amplifiers. For these reasons, prospective customers may be reluctant to adopt our technology.

We currently depend on high-end consumer audio markets that are typically characterized by aggressive pricing, frequent new product introductions and intense competition.

        A substantial portion of our current revenue is generated from sales of products that address the high-end consumer audio markets, including home theater, computer audio, and the automotive audio markets. These markets are characterized by frequent new product introductions, declining prices and intense competition. Pricing in these markets is aggressive, and we expect pricing pressure to continue. In the computer audio segment, our success depends on consumer awareness and acceptance of existing and new products by our customers and consumers in particular, the elimination of externally-powered speakers. In the automotive audio segment, we face pressure from our customers to deliver increasingly higher-powered solutions under significant engineering limitations due to the size constraints in car dashboards. In addition, our ability to obtain prices higher than the prices of traditional amplifiers will depend on our ability to educate manufacturers and their customers about the benefits of our products. Failure of our customers and consumers to accept our existing or new products will seriously harm our operating results.

If we are not successful in developing and marketing new and enhanced products for the DSL high speed communications markets that keep pace with technology and our customers' needs, our operating results will suffer.

        The market for our DSL products is new and emerging, and is characterized by rapid technological advances, intense competition and a relatively small number of potential customers. This will likely result in price erosion on existing products and pressure for cost-reduced future versions. We are currently sampling and field testing our first product for the DSL market and we have not received any large volume orders. Implementation of our products require manufacturers to accept our technology and redesign their products. If potential customers do not accept our technology or experience problems implementing our devices in their products, our products could be rendered obsolete and our business would be harmed. If we are unsuccessful in introducing future products with enhanced performance, our ability to achieve revenue growth will be seriously harmed.

We may experience difficulties in the introduction of an amplifier product for use in the cellular phone market that could result in significant expenses or delay in its launch.

        We are currently developing an amplifier product for use in the cellular phone market. We currently have no design wins or customers for this product under development. We may not introduce our amplifier product for the cellular phone market on time, and this product may never achieve market acceptance. Furthermore, competition in this market is likely to result in price reductions, shorter product life cycles, reduced gross margins and longer sales cycles compared with what we have experienced to date.

Intense competition in the semiconductor industry and in the consumer audio and communications markets could prevent us from achieving or sustaining profitability.

        The consumer audio, personal computer, communications and semiconductor industries are highly competitive. We compete with a number of major domestic and international suppliers of semiconductors in the audio and communications markets. We also may face competition from suppliers of products based on new or emerging technologies. Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than us. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, existing or new competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost or develop new technologies that may render our technology obsolete. We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors, or that our business will not be harmed by increased competition.

Our products are complex and may have errors and defects that are detected only after deployment in customers' products, which may harm our business.

        Products such as those that we offer may contain errors and defects when first introduced or as new versions are released. We have in the past experienced such errors and defects, in particular in the development stage of a new product. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our reputation and seriously harm our ability to retain our existing customers and to attract new customers. Moreover, such errors and defects could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require substantial redesign, manufacturing and testing which would result in significant expenditures of capital and resources. Despite testing conducted by us, our suppliers and our customers, we cannot be sure that errors and defects will not be found in new products after commencement of commercial production. Such errors and defects could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with our current and prospective customers. Any such event could result in the delay or loss of market acceptance of our products and would likely harm our business.

Downturns in the highly cyclical semiconductor industry and rapid technological change could result in substantial period-to-period fluctuations in wafer supply, pricing and average selling prices which make it difficult to predict our future performance.

        We provide semiconductor devices to the audio, personal computer and communications markets. The semiconductor industry is highly cyclical and subject to rapid technological change and has been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we have experienced and may experience in the future substantial period-to-period fluctuations in our results of operations due to general semiconductor industry conditions, overall economic conditions or other factors, many of which are outside our control. Due to these risks, you should not rely on period-to-period comparisons to predict our future performance.

Risks Related to Our Intellectual Property

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

        Our business depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. We cannot be sure that such measures will provide meaningful protection for our proprietary technologies and processes. As of December 31, 2001, we have fourteen issued United States patents, and twenty-two additional United States patent applications which are pending. In addition, we have five international patents issued and an additional seventy-three international patents pending. We cannot be sure that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficient to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us meaningful protection. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to agree to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

        We also generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Some of our customers have entered into agreements with us pursuant to which such customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may be subject to intellectual property rights disputes that could divert management's attention and could be costly.

        The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, we may receive in the future, notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. We cannot be sure that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets or the invalidity of one or more patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not seriously harm our business. For example, in a patent or trade secret action, an injunction could be issued against us requiring that we withdraw particular products from the market or necessitating that specific products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement, misappropriation or misuse of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, we would likely incur significant costs and diversion of our management and personnel resources with respect to the defense of such claims, which could also seriously harm our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot be sure that under such circumstances a license would be available on commercially reasonable terms, if at all. Moreover, we often incorporate the intellectual property of our strategic customers into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property.

        We cannot be sure that the steps taken by us to prevent our, or our customers', misappropriation or infringement of the intellectual property will be successful.

USE OF PROCEEDS

        Tripath will not receive any proceeds from the sale of common stock by the selling stockholders as identified in the section below entitled "Selling Stockholders," and as described in the section entitled "Plan of Distribution." We will, however, receive proceeds from the sale of shares and shares issuable upon exercise of warrants by selling stockholders, and we intend to use these net proceeds for general corporate purposes.

ISSUANCE OF SHARES TO SELLING STOCKHOLDERS

        The shares of common stock offered hereby are issued in connection with a private placement sale of Series A Preferred Stock and Series A Preferred Warrants in exchange for cash proceeds of approximately $21,000,000. The Series A Preferred Stock and Series A Preferred Warrants were sold through a private placement in reliance of Rule 506 of the Securities Act of 1933, as amended (the "Securities Act"), which provides an exemption from registration for sales to accredited investors, as defined by Rule 501 under Regulation D of the Securities Act.

        Each share of Series A Preferred Stock and related warrants (collectively the "units") has an original purchase price of $30.00. The 699,950 shares of Series A Preferred stock sold by Tripath convert into 13,999,000 shares of common stock automatically with no further action taken following stockholder approval.

        Pursuant to the private placement, 165,188 Series A Preferred Warrants were issued to the purchasers of the Series A Preferred Stock with each warrant representing the right to purchase a share of Series A Preferred Stock. The warrants have a term of three years and an exercise price equal to $39.00 per share (or an effective common stock exercise price of $1.95 per share), other than a warrant to purchase 20,998 shares at an exercise price of $30.00 per share issued to the placement agent as described in the following paragraph. The Series A Preferred Warrants represent 3,303,760 shares of common stock, and potential proceeds of approximately $6,253,000.

        In connection with the private placement, we paid a fee to the placement agent of five percent (5%) of the funds raised in the private placement and granted the placement agent the right to purchase units (each unit consisting of one share of Series A Preferred Stock and one warrant which represents the right to purchase 0.20 of a share of Series A Preferred Stock) equal to three percent (3%) of the units sold in the private placement. These units have been included in the number of shares subject to Series A Warrants described in this Registration Statement.

SELLING STOCKHOLDERS

        A total of 17,302,760 shares of common stock are being registered in this offering for the accounts of the selling stockholders. All of the selling stockholders acquired the shares of common stock pursuant to a private placement agreement by and between the selling stockholders and the Company through which the selling stockholders agreed to purchase Series A Preferred Stock that converted into common stock. These shares are being registered pursuant to the terms of the private placement agreement. Throughout this prospectus, we may refer to these stockholders and their pledgees, donees, transferees or other successors in interest who receive shares in non-sale transactions, as the "selling stockholders." The following table sets forth information known to us with respect to the selling stockholders for whom we are registering the shares for resale to the public. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholders listed below. Unless otherwise indicated, each of these selling stockholders own less than one percent of our outstanding common stock.

Name of Selling Stockholders	Number of Shares Held Prior to Purchase Agreement	Number of Shares Held After Purchase Agreement	Number of Shares That May be Sold	Shares Beneficially Owned After the Offering(1)

TOTAL

(1)
Assumes all shares registered herein are sold.

* Percentages are based upon 27,305,263 shares of common stock outstanding on February 8, 2002 plus the 17,302,760 shares of common stock being registered under the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION OF COMMON STOCK

        We will not receive any of the proceeds of the resale of the common stock offered by this prospectus. We will, however, receive proceeds from the sale of shares and shares issuable upon exercise of warrants by selling stockholders. The shares of our common stock offered hereby may be sold from time to time by the selling stockholders or their transferees, distributees, pledgees, donees or other successor in interest, in each case for their own respective account. The common stock may be sold from time to time to purchasers:

  •
  directly by the selling stockholders;

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." As a result, any profits on the sale of the common stock by selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions.

        The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

  •
  through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

        To our knowledge, there are currently no plans, arrangement or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may not sell any or all of the common stock offered by them pursuant to this prospectus. Any selling stockholder may instead transfer, devise or gift the common stock by other means not described in this prospectus. In addition, the common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Under the terms of the registration rights agreement filed as an exhibit to this registration statement, Tripath may elect to initiate up to two "black-out" periods in any one year period, with each such black-out period continuing for a period of up to 60 days in length. During these black-out periods, selling stockholders will not be allowed to sell any of their shares under this registration statement.

        Our common stock trades on the Nasdaq National Market under the symbol "TRPH." No assurance can be given as to the development of liquidity or any trading market for the common stock.

        The selling stockholders and any other person participating in such distribution will be subject to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        Pursuant to the registration rights agreement filed as an exhibit to this registration statement, the selling stockholders and we will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents which will be borne by the selling stockholders.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby has been passed upon for Tripath by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or in New York, New York and Chicago, Illinois.

        We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at: 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements, and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus; and any information that we file subsequent to this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001 filed on February 19, 2002;

  •
  Our Definitive Proxy Statement on Schedule 14A filed February 13, 2002 relating to the Special Meeting of Stockholders to be held on March 7, 2002;

  •
  Our Current Report on Form 8-K filed January 30, 2002; and

  •
  The description of our common stock contained in "Description of Capital Stock" contained in our registration statement on Form S-1 filed with the SEC on April 18, 2000, as amended.

        Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Tripath Technology, Inc., 3900 Freedom Circle, Santa Clara, California 95054, (408) 567-3000.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses payable by us in connection with the sale and distribution of the common stock being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq listing application fee.

Securities and Exchange Commission registration fee	$2,507
Accounting fees and expenses
Printing expenses
Transfer agent and registrar fees and expenses
Legal fees and expenses
Miscellaneous expenses
TOTAL

Item 15. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law ("DGCL") permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provided that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors' and officers' insurance, if available on reasonable terms.

        These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

        At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

        The Registrant has obtained liability insurance for the benefit of its directors and officers.

Item 16. Exhibits

3.1		Certificate of Incorporation (1)
3.2		Bylaws (2)
3.3		Certificate of Designation of Preferences and Rights of the Series A Preferred Stock (3)
4.1		Registration Rights Agreement dated January 24, 2002 by and among Tripath and the Investors (4)
5.1	*	Legal Opinion of Gray Cary Ware & Freidenrich LLP
10.8		Securities Purchase Agreement dated as of January 22, 2002 by and among Tripath and the Purchasers (5)
10.9		Form of Certificate for Warrants (6)
24.1		Power of Attorney (included in the signature page contained in Part II of this prospectus)
23.1		Consent of PricewaterhouseCoopers LLP
23.2	*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1 to this registration statement)

*
To be filed by amendment.

(1)
Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended, filed July 31, 2000.

(2)
Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, filed July 31, 2000.

(3)
Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed January 30, 2002.

(4)
Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 30, 2002.

(5)
Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed January 30, 2002.

(6)
Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed January 30, 2002.

Item 17. Undertakings

        Insofar as indemnification by Tripath as the registrant in this prospectus of the common stock (the "Registrant") for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however that the information required to be included in a post-effective amendment by those sections is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that:

        (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Santa Clara, State of California, on the 19th day of February, 2002.

TRIPATH TECHNOLOGY INC.
By:	/s/ DR. ADYA S. TRIPATHI Dr. Adya S. Tripathi President and Chief Executive Officer

POWER OF ATTORNEY

        Each of the officers and directors of Tripath Technology Inc. whose signatures appear below hereby constitutes and appoints Dr. Adya S. Tripathi and John J. DiPietro his true and lawful attorneys and agents, with full power of substitution, and with power to act alone, to sign on behalf of the undersigned any amendment or amendments to this registration statement on From S-3 (including post-effective amendments) and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to perform any acts necessary to file such amendments or registration statements, with exhibits thereto and other documents in connection therewith, and each of the undersigned does hereby ratify and confirm his signature as it may be signed by his said attorney and agents to any and all such documents and all that said attorneys and agents, or their substitutes, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DR. ADYA S. TRIPATHI Dr. Adya S. Tripathi	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 19, 2002
/s/ JOHN J. DIPIETRO John J. DiPietro	Chief Financial Officer and Vice President, Finance and Administration (Principal Financial and Accounting Officer)	February 19, 2002
/s/ TSUYOSHI TAIRA Tsuyoshi Taira	Director	February 19, 2002
/s/ CHARLES JUNGO Charles Jungo	Director	February 19, 2002
/s/ SOHAIL KHAN Sohail Khan	Director	February 19, 2002

EXHIBIT INDEX

EXHIBIT NO.
3.1	Certificate of Incorporation (1)
3.2	Bylaws (2)
3.3	Certificate of Designation of Preferences and Rights of the Series A Preferred Stock (3)
4.1	Registration Rights Agreement dated January 24, 2002 by and among Tripath and the Investors (4)
5.1*	Legal Opinion of Gray Cary Ware & Freidenrich LLP
10.8	Securities Purchase Agreement dated as of January 22, 2002 by and among Tripath and the Purchasers (5)
10.9	Form of Certificate for Warrants (6)
24.1	Power of Attorney (included in the signature page contained in Part II of this prospectus)
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1 to this registration statement)

*
To be filed by amendment.

(1)
Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended, filed July 31, 2000.

(2)
Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended, filed July 31, 2000.

(3)
Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed January 30, 2002.

(4)
Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed January 30, 2002.

(5)
Incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed January 30, 2002.

(6)
Incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed January 30, 2002.

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TABLE OF CONTENTS
DISCLOUSRE REGARDING FORWARD-LOOKING INFORMATION
PROSPECTUS SUMMARY
Our Business
The Offering
Summary Consolidated Financial Data (in thousands, except per share data)
RISK FACTORS
USE OF PROCEEDS
ISSUANCE OF SHARES TO SELLING STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION OF COMMON STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INFORMATION INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX